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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE  13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)


                          ENRON  OIL & GAS COMPANY
                              (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                       (Title of Class of Securities)

                                 293562 10 4
                               (CUSIP Number)





Check the following box if a fee is being paid with this statement: [ ]





                                Page 1 of  4
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CUSIP  No.  293562 10 4                                     Page 2 of  4  Pages
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1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person:
                 ENRON CORP.
                 47-0255140

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2)       Check the appropriate box if a member of a Group:
                 (a) [ ]


                 (b) [ ]

         N/A

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3)       SEC Use Only


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4)       Citizenship or place of organization:                 Oregon

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Number of Shares          (5)     Sole Voting Power:           85,080,000
Beneficially Owned        (6)     Shared Voting Power:         None
by Each Reporting         (7)     Sole Dispositive Power:      85,080,000
Person with               (8)     Shared Dispositive Power:    None

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9)       Aggregate Amount Beneficially Owned by
         Each Reporting Person:                                85,080,000

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10)      Check Box if the Aggregate Amount in Row (9)

         Excludes Certain Shares:    [ ]                       N/A

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11)      Percent of Class Represented by Amount in Row 9       54.9%

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12)      Type of Reporting Person                              CO
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CUSIP No.  293562 10 4                                         Page 3 of 4 Pages
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ITEM 1.
         (a).  Name of Issuer:
               Enron Oil & Gas Company

         (b).  Address of Issuer's Principal Executive Offices:
               1400 Smith Street
               Houston, Texas 77002

ITEM 2.
         (a).  Name of Person Filing:
               Enron Corp.

         (b).  Address of Principal Business Office or, if None, Residence:
               1400 Smith Street
               Houston, Texas 77002

         (c).  Place of Organization:
               Oregon

         (d).  Title of Class of Securities:
               Common Stock, $.01 par value

         (e).  CUSIP Number:
               293562 10 4

ITEM 3.  Not applicable

ITEM 4.  Ownership:

         (a)   Amount Beneficially Owned: 85,080,000
         (b)   Percent of Class: 54.9%
         (c)   Number of shares as to which such person has:
               (i)    sole power to vote or to direct the vote:  85,080,000

               (ii)   shared power to vote or to direct the vote:
                      None
               (iii)  sole power to dispose or to direct the
                      disposition of:  85,080,000
               (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.
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CUSIP No.  293562 10 4                                         Page 4 of 4 Pages
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ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.
         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.
         Not applicable.

ITEM 9.  Notice of Dissolution of Group.
         Not applicable.

ITEM 10. Certification.
         Not applicable (statement is filed pursuant to Rule 13d-1 (c)).


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 13, 1998

                                   ENRON CORP.


                                   By: /s/ PEGGY B. MENCHACA
                                      ---------------------------------
                                      Name:  Peggy B. Menchaca
                                      Title: Vice President and Secretary